CHINA LINEN TEXTILE INDUSTRY, LTD.
Chengdong Street, Lanxi County
Heilongjiang Province
People’s Republic of China

May 10, 2011

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Charles Lee, Attorney-Advisor

Re:	China Linen Textile Industry, Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed April 28, 2011
File No. 333-171239

Dear Mr. Lee:

We are responding to comments contained in the Staff letter, dated May 6, 2011, addressed to Zhao Chunfu, the Company’s Vice General Manager, Secretary and director, with respect to the Company’s Amendment No. 4 to Registration Statement on Form F-1 filed on April 28, 2011 (the “F-1/A”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.
Please update the prospectus to reflect the changes to your board of directors, including the resignation of Teng Yunhai and the appointment of Xu Jianzhong and Xu Jixiang.  Please also file as exhibits to the registration statement any agreements entered into between you and each of the new directors.  See Item 6.A of Form 20-F and Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:

We will revise our disclosure to reflect the changes to our board of directors throughout the registration statement and file as exhibits to the registration statement the agreements between the Company and each of the new directors.

Selected Financial Date, page 30

Exchange Rate Information, page 32

2.
Please disclose the exchange rate in the first paragraph as of the latest practicable date.  Please also revise the table to provide exchange rate information for the full months of March 2011 and April 2011.

Response:

We will revise the exchange rate in the first paragraph under Exchange Rate Information on page 32 of F-1/A as follows:

Exchange Rate Information

We conduct our business in China and substantially all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates.  This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader.  Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2009, which was RMB6.8259 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On December 31, 2010, the noon buying rate was RMB6.6000 to US$1.00. On ~~March 25~~ May 6, 2011, the noon buying rate was RMB~~6.5568~~6.5003 to US$1.00.

We will update the exchange rate table on page 33 of the F-1/A to include the exchange rate information for the full months of March 2011 and April 2011 as follows:

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period-End

Year ended December 31, 2006	7.9579	8.0702	7.8041	7.8041
Year ended December 31, 2007	7.5806	7.8127	7.2946	7.2946
Year ended December 31, 2008	6.9193	7.2946	6.7800	6.8225
Year ended December 31, 2009	6.8295	6.8470	6.8244	6.8259
Year ended December 31, 2010	6.7696	6.833	6.600	6.6000
2011
January	6.5964	6.6364	6.5809	6.6017
February	6.5761	6.5965	6.5520	6.5731
March ~~(through March 25)~~	6.5645	6.5743	6.5483	6.5483
April	6.5267	6.5477	6.4900	6.4900

2010
October	6.6678	6.6912	6.6397	6.6707
November	6.6539	6.6892	6.6330	6.6670
December	6.6497	6.6745	6.6000	6.6000

Source Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

Price Range of Securities and Dividends, page 34

3.
Please revise the table to provide the high and low market prices of the Ordinary Shares for the first quarter of fiscal 2011 and the full months of March 2011 and April 2011. Please also revise the paragraph preceding the table to accurately describe the information presented in the table. See Item 9.A.4(b) and (c) of Form 20-F.

Response:

We will revise the table on page 34 of the F-1/A as follows:

Our Ordinary Shares are traded on the Over-the-Counter Bulletin Board under the symbols CTXIF.OB.  The following table sets forth the high and low closing prices of our Ordinary Shares on the over-the-counter bulletin board for the periods indicated from November 1, 2009 through ~~March 29~~ May 6, 2011.  Prior to November 1, 2009, however, there was limited trading of our ordinary shares. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions:
	Ordinary Shares
	High*		Low*
Annual Highs and Lows
2009 (from November 1 through December 31) (1)	$6.62		$1.58
2010 (through December 31, 2010)	6.97		2.8

Quarterly Highs and Lows
2009
Fourth Quarter	$6.62		$1.58
2010
First Quarter	$6.65		$4.62
Second Quarter	6.65		2.80
Third Quarter	5.78		2.84
Fourth Quarter	5.42		4.03

Monthly Highs and Lows
February 2010	6.13		4.17
March 2010	6.97		5.11
April 2010	6.62		5.32
May 2010	6.02		3.54
June 2010	5.60		2.80
July 2010	4.20		2.84
August 2010	5.78		3.01
September 2010	5.78		4.55
October 2010	5.42		4.41
November 2010	5.42		4.03
December 2010	5.32		4.73
January 2011	5.60		3.54
February 2011	4.38		3.50
March 2011 ~~(through March 29)~~	~~3.68~~	5.89	2.84
April 2011	5.80		2.25
May 2011 (through May 6, 2011)	3.50		3.00

(1)	There were a limited number of trades of our Ordinary Shares during the period prior to November 1, 2009, which are not meaningful to report.

* Numbers reflect the post Share Consolidation price.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 41

4.
Please file as an exhibit to the registration statement the amendment to the loan agreement with the Agricultural Bank of China that renewed the loan amount of $1,358,962. In addition, as previously requested in comment nine in our letter dated April 21, 2011, please also revise your disclosure to identify the maturity date of the renewed loan.

Response:

We will file as an exhibit to the registration statement the renewed loan agreement with Agricultural Bank of China. Due to changes in the currency exchange rate, the loan amount of $1,358, 962 as previously disclosed in the registration statement is updated to $1,372,705. We will revise our disclosure to reflect the change and identify the maturity date of the renewed loan on page 41 of the F-1/A as follows:

As of December 31, 2010, we had outstanding loans from the Agricultural Bank of China equal to $3,623,900 with an annual interest rate of 6.903%. In March 2011, we renewed the loan amount of ~~$1,358,962~~ $1,372,705 from the Agricultural Bank of China with an annual interest rate of 7.878%. This loan is collateralized by our buildings and equipment. The maturity date of the loan is March 20, 2012. As of December 31, 2009, we had outstanding loans from the Agricultural Bank of China equal to $4,048,583 with an annual interest rate of 6.903%.

Security Ownership of Certain Beneficial Owners and Management, page 71

5.
We note that you updated the introduction of this table to indicate that it sets forth stock ownership as of April 28, 2011. Accordingly, please revise footnote1 so that it is consistent with you updated disclosure.

Response:

We will update footnote 1 accordingly.

Signatures, page 99

6.	Please revise to have the registration statement signed by at least a majority of your board of directors. See Instruction 1 to Signatures of Form F-1.

Response:

We will make sure the registration statement is signed by a majority of our board of directors.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gao Ren

Gao Ren
Chief Executive Officer